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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                             (AMENDMENT NO. ____)(1)

                               Nutri/System, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                           (Title Class of Securities)

                                   67069D 10 8
             -------------------------------------------------------
                                 (CUSIP Number)

                                HJM Holdings, LLC
                                 202 Welsh Road
                                Horsham, PA 19044
                             Attn: Michael J. Hagan
                              President and Manager
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67069D 10 8                  13D                     Page 2 of 2 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HJM Holdings, LLC (83-0344408)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC/PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    15,313,500
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,522,092

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,313,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67069D 10 8                  13D                     Page 3 of 3 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Hagan

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,593,715*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,593,715*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,593,715*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


   * These shares are owned directly by HJM Holdings, LLC, of which Mr. Hagan is the president and manager, and represent Mr. Hagan's proportionate interest in the total shares owned by HJM Holdings, LLC and disclosed on the immediately preceding page of this Schedule 13D. Mr. Hagan disclaims beneficial ownership of the shares held by HJM Holdings, LLC other than his proportionate interest.

CUSIP No. 67069D 10 8                  13D                     Page 4 of 4 Pages



ITEM 1.  SECURITY AND ISSUER

         Common stock, par value $0.001 per share of Nutri/System, Inc. (the "Company") having its principal offices at 202 Welsh Road, Horsham, PA 19044.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: HJM Holdings, LLC
                   Michael J. Hagan

             The executive officers and managers of HJM Holdings are Michael J. Hagan (president) and Djordje Jankovic (treasurer and secretary).

         (b) Residence or business address: 202 Welsh Road, Horsham, PA 19044

         (c) Present principal occupation or principal business:

             HJM Holdings was formed for the sole purpose of investing in shares of common stock of Nutri/System, Inc. Michael J. Hagan is the chairman of the board and chief executive officer of Nutri/System, Inc. Djordje Jankovic is the president and chief operating officer of Nutri/System, Inc.

         (d) During the last five years, no Reporting Person (or any officer or manager of HJM Holdings) has been convicted in a criminal proceeding.

         (e) During the last five years, no Reporting Person (or any officer or manager of HJM Holdings) has been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (f) Each of the officers and managers of HJM Holdings is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         HJM Holdings, LLC and NewSpring Ventures, L.P. collectively acquired from existing stockholders 15,313,500 shares of the Company's common stock (58.4% of the outstanding shares of common stock) effecting a change in control of the Company in a transaction that closed on December 20, 2002. The Company was not a party to the transaction. At the closing, HJM Holdings acquired 10,522,092 shares of common stock for $6,588,100 in cash raised from its investors, and NewSpring Ventures acquired 4,791,408 shares of common stock for $3,000,000 in cash from its working capital. The common stock was acquired from Brian
         D. Haveson (5,113,500 shares for $3,068,100), HPF Holdings, Inc. (8,200,000 shares for $4,920,000), Donald R. Caldwell (100,000 shares for $80,000) and CRX Investments I, L.P. (1,900,000 shares for $1,520,000). Michael E. Heisley is the President and sole stockholder of HPF Holdings, Inc. Donald R. Caldwell is a limited partner and Cross Atlantic Partners, Inc. is the general partner of CRX Investments I, L.P. Mr. Caldwell is also the Chief Executive Officer and a principal stockholder of Cross Atlantic Partners, Inc.

CUSIP No. 67069D 10 8                  13D                     Page 5 of 5 Pages



ITEM 4.  PURPOSE OF TRANSACTION

         HJM Holdings, LLC and NewSpring Ventures, L.P. acquired the shares of the Company's common stock from existing stockholders holding a controlling interest in the Company in order to effect a change of control of the Company and appoint a new executive leadership team.

         In connection with the transaction, Frederick C. Tecce and Michael E. Heisley resigned from the board of directors of the Company. Michael Hagan, the president of HJM Holdings, and Michael DiPiano, the Managing Partner of NewSpring Ventures, were appointed to the Company's board of directors, joining Brian D. Haveson and Donald R. Caldwell. Also on December 20, 2002, Mr. Haveson resigned as president and chief executive officer of the Company, and the board appointed Mr. Hagan as chairman and chief executive officer of the Company, and Djordje Jankovic as president and chief operating officer of the Company.

         HJM Holdings, LLC and NewSpring Ventures, L.P. entered into a Stockholders' Agreement, dated December 20, 2002 (the "Stockholders' Agreement"), with respect to the shares of Common Stock of the Company acquired by them on December 20, 2002. Under the terms of the Stockholders' Agreement, HJM Holdings and NewSpring Ventures have agreed to vote their shares for the election to the board of directors of the Company of two designees of HJM Holdings and two designees of NewSpring Ventures. Mr. Hagan is a designee of HJM Holdings and Mr. DiPiano is a designee of NewSpring Ventures. They have also agreed to vote their shares together on matters submitted to stockholders that meet the requirements and thresholds described in the Stockholders' Agreement. A copy of the Stockholders' Agreement is attached hereto as
         Exhibit 2 and incorporated herein by reference.

         Mr. Haveson and Mr. Caldwell have an understanding with the Reporting Persons that they would like to resign from the board of directors as soon as new directors can be elected to the board by the Company's stockholders to replace them. Under the terms of the Stockholders' Agreement, HJM Holdings and NewSpring Ventures intend to vote in favor of one additional designee for each party in the election of directors to replace Messrs. Haveson and Caldwell. In addition, HJM Holdings and NewSpring Ventures intend to vote for one additional board nominee in the election of directors to fill a vacancy that exists on the Company's board.

         Subject to availability, price and applicable laws and regulations, the Reporting Persons may purchase additional shares of Common Stock or other securities of the Company or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as it may from time to time determine.

         Except as set forth above, neither of the Reporting Persons has formulated any plans or proposals with respect to the Company of the type referred to in Item 4(a)-(j) of Schedule 13D.

CUSIP No. 67069D 10 8                  13D                     Page 6 of 6 Pages



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) The table below sets forth the aggregate number of shares of Common Stock and the percentage of the Company's outstanding Common Stock beneficially owned by each Reporting Person.

                                                 BENEFICIAL OWNERSHIP
                                       -----------------------------------------
                                       NUMBER OF SHARES   PERCENTAGE OF TOTAL(1)
                                       ----------------   ----------------------
              HJM Holdings, LLC          15,313,500(2)             58.4%
              Michael J. Hagan            2,593,715(3)              9.9%

             (1) Calculations based upon 26,218,937 shares outstanding.

             (2) Includes 10,522,092 shares beneficially owned by HJM Holdings and 4,791,408 shares beneficially owned by NewSpring Ventures. HJM Holdings and NewSpring Ventures have entered into the Stockholders' Agreement that, among other things, governs the voting of the Company's Common Stock beneficially owned by each of them. See Item 4 and Exhibit 2 hereof for more information. NewSpring Ventures disclaims beneficial ownership of all shares held by HJM Holdings, and HJM Holdings disclaims beneficial ownership of all shares held by NewSpring Ventures. NewSpring Ventures is a Delaware limited partnership with its principal place of business and principal offices at 100 West Elm Street, Suite 101, Conshohocken, PA 19428. To the best knowledge of the Reporting Persons, (i) NewSpring Ventures has not been convicted in a criminal proceeding during the last five years, and (ii) during the last five years NewSpring Ventures has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (3) Represents Michael J. Hagan's proportionate interest in the shares held by HJM Holdings. Mr. Hagan disclaims beneficial ownership of all other shares held by HJM Holdings.

         (c) No Reporting Person has effected any transaction in Common Stock in the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         HJM Holdings and NewSpring Ventures are parties to the Stockholders' Agreement with respect to the shares of Common Stock of the Company they acquired on December 20, 2002, as described in Items 4 and 5 hereof. Other than the Stockholders' Agreement, and the election of directors described under Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to the securities of the Company, including but not limited to, any securities of the Company, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 67069D 10 8                  13D                     Page 7 of 7 Pages



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1   Joint Filing Agreement dated December 30, 2002

         Exhibit 2 Stockholders' Agreement dated December 20, 2002 between HJM Holdings, LLC and NewSpring Ventures, L.P.

CUSIP No. 67069D 10 8                  13D                     Page 8 of 8 Pages



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HJM HOLDINGS, LLC


Date: December 30, 2002                 By: /s/ Michael J. Hagan
                                            ------------------------------
                                            Name:  Michael J. Hagan
                                            Title: President and Manager


                                      MICHAEL J. HAGAN


Date: December 30, 2002                 By: /s/ Michael J. Hagan
                                            ------------------------------
                                            Name:  Michael J. Hagan